UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report May 13, 2020

Commission File No. 024-10865

CARDONE EQUITY FUND V, LLC
(the “Company”)

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

Item 9. Other Events

Summary of Member Calls

On Friday, May 1, 2020, Grant Cardone, Managing Member of the Manager, Cardone Capital, LLC, held a meeting of the members to provide updates on all funds managed by Cardone Capital, LLC, including the Company. The following is a summary of the information provided at the meeting:

•	Comparison of occupancy and performance for the year to date across all properties in all funds:

o	January – 92.2% occupied and 98% of rents collected
o	February – 94.19% occupied and 98.6% of rents collected
o	March – 93.97% occupied and 99.2% of rents collected
o	April – 93.62% occupied and 97.6% of rents collected

•	One property, 10X Living at Naples, has lower than average occupancy due to short-term rentals of some units.
•	Average rent collected was $1,350

On Monday, May 11, 2020, Grant Cardone, Managing Member of the Manager, Cardone Capital, LLC, held a meeting of the members to provide updates on all funds managed by Cardone Capital, LLC, including the Company. The following is a summary of the information provided at the meeting:

•	Comparison of occupancy and performance for the year to date across all properties in all funds:

○	May – 92.48% occupied and 95.42% of rents collected

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Equity Fund V, LLC

/s/ Grant Cardone
Grant Cardone, Manager of Cardone Capital, LLC
Manager

May 13, 2020

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